UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

The Manitowoc Company, Inc.
(Exact name of registrant as specified in its charter)

Wisconsin	1-11978	39-0448110
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
2400 South 44th Street, Manitowoc, Wisconsin 54221-0066
(Address of principal executive offices) (Zip Code)
Louis F. Raymond
Vice President, General Counsel and Secretary
(920) 684-4410
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of The Manitowoc Company, Inc.’s (the “Company”) Conflict Minerals Report for the reporting period from January 1 to December 31, 2015, is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website (www.manitowoc.com) under Investor Relations–Corporate Governance–Governance Highlights–Other Governance Documents (ir.manitowoc.com/files/doc_downloads/other/MTW2016-05.27-SD-ex1.01_As-filed.pdf).

Item 1.02    Exhibit

See Item 2.01 of this Form.

Section 2 – Exhibits
Item 2.01    Exhibits
Exhibit 1.02 – Conflict Minerals Report of The Manitowoc Company, Inc., as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE MANITOWOC COMPANY, INC.
(Registrant)

By: /s/ Louis F. Raymond	May 27, 2016
Louis F. Raymond	(Date)
Vice President, General Counsel and Secretary